Exhibit 99.1

Le Gaga First Quarter FY 2013 Earnings Release
November 28, 2012

HONG KONG, November 28, 2012 - Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or “the Company”), a leading greenhouse vegetable producer in China, today announced its financial results for the first fiscal quarter ended September 30, 2012, following the change in fiscal year end from March 31 to June 30 announced by the Company on August 27, 2012. 1

Highlights of the Quarter Ended September 30, 2012

•	Revenue decreased by 15.8%, to RMB86.8 million (US$13.8 million) for Q1 FY2013, compared to RMB103.1 million a year ago.

•	Profit for the period increased by 16.1%, to RMB101.4 million (US$16.1 million) for Q1 FY2013, compared to RMB87.3 million a year ago.

•

Adjusted profit for the period[2] (non-IFRS measure) decreased by 64.1% to RMB11.7 million (US$1.9 million) for Q1 FY2013, compared to RMB32.6 million a year ago. A reconciliation of the adjusted profit for the period to profit for the period determined in accordance with IFRS is set forth in Appendix V.

•

Adjusted EBITDA[3] (non-IFRS measure) decreased by 24.3% to RMB34.8 million (US$5.5 million) for Q1 FY2013, compared to RMB45.9 million a year ago. A reconciliation of the adjusted EBITDA to profit for the period determined in accordance with IFRS is set forth in Appendix VI.

•	Basic and diluted earnings per share were RMB4.44 cents (0.71 US cents) for Q1 FY2013. Basic and diluted earnings per ADS[4] were RMB222.0 cents (35.32 US cents) for Q1 FY2013.

[1]

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2848 to US$1.00, the effective noon buying rate as of September 28, 2012 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

[2]

Defined as profit for the period before the net impact of biological assets fair value adjustment and further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement.

[3]

Defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement.

Le Gaga First Quarter FY 2013 Earnings Release

November 28, 2012

•	Cash generated from operating activities decreased by 84.3%, to RMB8.2 million (US$1.3 million) for Q1 FY2013, compared to RMB52.4 million a year ago.

•	Revenue-per-mu decreased to RMB4,188 (US$666) for Q1 FY2013, compared to RMB5,009 a year ago.

•	Production output decreased to 26,810 metric tons for Q1 FY2013, compared to 35,994 metric tons a year ago.

•

Our product mix did not materially change compared to last year. Leafy vegetables sold to third parties in the PRC mainland was 62% of total revenue for Q1 FY2013, compared to 61% of total revenue a year ago.

•	Average selling price (ASP) of vegetables sold to third parties in the PRC mainland increased by 20.6% to 3.22 RMB/kg for Q1 FY2013, compared to 2.67 RMB/kg a year ago.

•	Total arable land as of September 30, 2012 was 26,043 mu (1,736 hectare), representing a decrease of 81 mu compared to June 30, 2012, and an increase of 3,691 mu compared to September 30, 2011.

•	Total greenhouse area as of September 30, 2012 was 9,988 mu (666 hectare), representing an increase of 1,073 mu compared to June 30, 2012 and an increase of 1,694 mu compared to September 30, 2011.

[4]	American depositary shares, which are traded on the NASDAQ Global Select Market, each represents 50 ordinary shares of the Company.

Le Gaga First Quarter FY 2013 Earnings Release

November 28, 2012

Mr. Shing Yung Ma, the CEO of Le Gaga, commented, “During the first fiscal quarter we have spent substantial efforts preparing for the upcoming solanaceous season. Planting of solanaceous products commenced at the end of August in Fujian and in September in Guangdong. We are also spending much effort to further develop our greenhouse production system. This includes upgrading existing greenhouses, constructing additional nursery greenhouses and trials for new production techniques for peppers and tomatoes.

Unlike the first half of calendar year 2012, the weather across China was relatively mild between July and September. Normally, July through September is the typhoon season in Southern China. However, we have not experienced any typhoons in Fujian and Guangdong province this year. Despite the mild weather, which resulted in ample vegetable supply to the market, thus lacking the driver for higher overall market prices, our average selling price improved due to more favorable product mix. Favorable weather allowed us to make good progress on our greenhouse construction projects, as we added over 1,000 mu of greenhouses during the quarter and are on track for our targeted greenhouse area for the winter season.”

Mr. Auke Cnossen, the CFO of Le Gaga, added, “Continued specialization in off-season production of greenhouse vegetables such as peppers and tomatoes and increasing greenhouse coverage, resulted in lower revenue in the first fiscal quarter as we are planting such products from August through October, with harvest typically commencing in November. A stronger focus on off-season production also means that we concentrate the necessary land resting and sanitation during the low season (July through September), which further reduces our ability to generate revenue during the first fiscal quarter.

Maximizing our annual revenue per mu and profit continues to be our key performance indicator. While production during the summer months would result in higher volumes but lower prices, production during the winter months results in lower volumes but significantly higher prices. As our labor, packing and transportation expenses are all strongly correlated to production volume, utilizing our production capacity for off-season (winter months) production, would maximize both revenue and profit margins.

A large positive net impact of biological assets fair value adjustment resulted in a strong increase in net profit for the period. The large net impact was due to the switch from low value leafy crops grown during the summer months to higher value solanaceous crops grown during the winter months. Our operating cash flow declined compared to last year as a result of lower revenue, higher inventory and plantation costs as we started the solanaceous production season and higher receivables.”

Le Gaga First Quarter FY 2013 Earnings Release

November 28, 2012

Summary of Operating Data

	As of Sept 30, 2011	As of June 30, 2012	As of Sept 30, 2012
Arable land (1)
- Operating land	20,852 mu	20,110 mu	21,425 mu
	(1,390 hectare)	(1,341 hectare)	(1,428 hectare)
- Land under construction or reserved	1,500 mu	6,014 mu	4,618 mu
	(100 hectare)	(401 hectare)	(308 hectare)
- Total	22,352 mu	26,124 mu	26,043 mu
	(1,490 hectare)	(1,742 hectare)	(1,736 hectare)

Greenhouse area (2)
- Total	8,294 mu	8,915 mu	9,988 mu
	(553 hectare)	(594 hectare)	(666 hectare)

Greenhouse area as a percentage of
- Operating land	39.8%	44.3%	46.6%
- Total arable land	37.1%	34.1%	38.4%

	Three Months Ended September 30,
	2011	2012

Total production output (metric tons)	35,994	26,810
Production yield (metric tons per mu)	1.7	1.3
Revenue-per-mu (RMB)	5,009	4,188

(1)	Land under construction or reserved includes (i) newly leased land which has not yet been put into production and is either under construction or in reserve for future development, and (ii) land which we plan to return and is not in operation.

As of September 30, 2012, we had 3,919 mu of newly leased land and 699 mu of land which we plan to return.

(2)	As of September 30, 2011, there were 710 mu bamboo-made greenhouses and 7,584 mu steel-made greenhouses.

As of June 30, 2012, there were 450 mu bamboo-made greenhouses and 8,465 mu steel-made greenhouses.

As of September 30, 2012, there were 450 mu bamboo-made greenhouses and 9,538 mu steel-made greenhouses.

Le Gaga First Quarter FY 2013 Earnings Release

November 28, 2012

Financial Results for the Three Months Ended September 30, 2012

Revenue decreased by 15.8%, to RMB86.8 million (US$13.8 million) for Q1 FY2013, compared to RMB103.1 million a year ago. The decrease in revenue was primarily due to more pronounced seasonality of our annual revenue. Land resting and sanitation was even more concentrated during the current quarter as we extended our solanaceous season to June 2012, as compared to April and May in 2011, as well as due to a larger proportion of solanaceous production compared to a year ago. The decrease in revenue was partially offset by more favorable product mix and better product quality on the land that was in production during the quarter, resulting in higher average selling prices. The more pronounced seasonality of our annual revenue resulted in a decrease in revenue-per-mu from RMB5,009 for the three months ended September 30, 2011 to RMB4,188 (US$666) for the three months ended September 30, 2012.

	Three Months Ended September 30,
	2011		2012
	Revenue (%)	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)
PRC revenue[5]
Solanaceous	11%	2.91	10%	3.07
Leafy	61%	2.56	62%	3.24
Cruciferous	19%	2.93	19%	2.99
Others	1%	2.98	5%	4.67

Sub-total	92%	2.67	96%	3.22
Hong Kong revenue	8%		4%

Total	100%		100%

We primarily grow leafy and cruciferous vegetables during the first fiscal quarter. Better product mix within each product category resulted in an increase in average selling price in Q1 FY2013.

[5]	Defined as revenue from sales of respective products in the PRC mainland to external customers

Le Gaga First Quarter FY 2013 Earnings Release

November 28, 2012

Cost of inventories sold decreased by RMB14.3 million, or 15.4%, to RMB78.7 million (US$12.5 million) for Q1 FY2013, compared to RMB93.0 million a year ago.

Adjusted cost of inventories sold6 (non-IFRS measure) decreased by RMB7.0 million, or 16.8%, to RMB34.7 million (US$5.5 million) for Q1 FY2013, compared to RMB41.7 million a year ago. Adjusted cost of inventories sold as a percentage of revenue decreased from 40.5% for the three months ended September 30, 2011 to 40.0% for the three months ended September 30, 2012, primarily due to reduced purchases of third party product due to our decision to cease Hong Kong concessionairy sales.

A reconciliation of adjusted cost of inventories sold to cost of inventories sold determined in accordance with IFRS is set forth in Appendix IV.

	Three Months Ended September 30,
	2011	2012
	RMB	RMB	US$

Biological assets fair value adjustment included in cost of inventories sold	(51,231)	(43,964)	(6,995)

Changes in fair value less costs to sell of biological assets	119,451	136,597	21,735

Net impact of biological assets fair value adjustment	68,220	92,633	14,740

The net impact of the biological assets fair value adjustment represents the net increase or decrease in gain from fair value less costs to sell of crops on our farmland at the end of the reporting period compared to the end of the immediately preceding reporting period.

A net gain of RMB92.6 million was recognized arising from biological assets fair value adjustment for Q1 FY2013, as compared to a net gain of RMB68.2 million recognized a year ago.

The net gain of RMB92.6 million for Q1 FY2013 primarily arose from the transition from leafy to solanaceous products. As the leafy season ended and the solanaceous season started during the first fiscal quarter, most of the crops on our farm land as of September 30, 2012 were higher value solanaceous products, while most of the crops on our farm land as of June 30, 2012 (the immediately preceding reporting period end) were lower value leafy products, resulting in a positive net impact.

[6]	Defined as cost of inventories sold before biological assets fair value adjustment

Le Gaga First Quarter FY 2013 Earnings Release

November 28, 2012

The larger positive net impact for Q1 FY2013 compared to that of a year ago was primarily due to (1) higher expected selling prices for products on our land as of September 30, 2012 compared to September 30, 2011 and (2) a larger area of solanaceous product planted as of September 30, 2012 compared to a year ago.

Our packing expenses increased by RMB1.0 million, or 17.6%, to RMB6.4 million (US$1.0 million) for Q1 FY2013, compared to RMB5.5 million a year ago, primarily due to an increase of RMB1.0 million in packing materials consumed, as a result of more sales to institutional customers.

Our land preparation costs increased by RMB5.7 million, or 50.7%, to RMB16.9 million (US$2.7 million) for Q1 FY2013, compared to RMB11.2 million a year ago, which was primarily due to (1) an increase in greenhouse coverage which increased the unit land preparation cost, (2) an increase in the amount of land in reserve or under construction due to new farm bases added, and (3) an increase in the area of land dedicated to solanaceous production, which lead to an increase of land resting and sanitation and land preparation for planting in the month of August and September.

Our selling and distribution expenses decreased by RMB0.5 million, or 10.9%, to RMB4.4 million (US$0.7 million) for Q1 FY2013, compared to RMB4.9 million a year ago, which was primarily due to the offsetting effects of (1) a decrease of RMB0.6 million in salary and commission payments as we ceased our concessionary sales in Hong Kong and (2) an increase in transportation costs of RMB0.4 million.

Our administrative expenses decreased by RMB3.9 million, or 26.5%, to RMB10.9 million (US$1.7 million) for Q1 FY2013, compared to RMB14.8 million a year ago, primarily due to a decrease of RMB4.2 million in equity-settled share-based compensation.

As a result of the foregoing factors, profit for Q1 FY2013 increased by 16.1%, to RMB101.4 million (US$16.1 million) for Q1 FY2013, compared to RMB87.3 million a year ago.

Adjusted profit for the period decreased by 64.1% to RMB11.7 million (US$1.9 million) for Q1 FY2013, compared to RMB32.6 million a year ago.

Basic and diluted earnings per share were RMB4.44 cents (0.71 US cents) for Q1 FY2013. Basic and diluted earnings per ADS were RMB222.0 cents (35.32 US cents) for Q1 FY2013.

Our operating cash inflow decreased by 44.2 million, or 84.3%, to RMB8.2 million (US$1.3 million) for Q1 FY2013, compared to RMB52.4 million a year ago, primarily resulting from (1) a decrease of RMB33.2 million in cash received due to an increase in trade receivables balance from June 30, 2012 to September 30, 2012, as well as the decrease in revenue during the current period, and (2) an increase of RMB11.0 million in cash paid for our operating expenses and production cost, primarily due to an increase in inventory and plantation costs as of September 30, 2012 as we have commenced the solanaceous season.

Le Gaga First Quarter FY 2013 Earnings Release

November 28, 2012

Cash used in investing activities increased by RMB19.3 million, or 33.7%, to RMB76.5 million (US$12.2 million) for Q1 FY2013, compared to RMB57.2 million a year ago. The net cash outflow of RMB76.5 million for Q1 FY2013 was primarily due to (1) our payment for construction in progress and prepayments for construction works totalling RMB42.5 million, which mainly consisted of (a) payment for construction of greenhouses of RMB22.7 million, (b) payment of RMB12.9 million for agricultural infrastructure, and (c) payment for land improvements of RMB5.7 million, (2) our payment for the purchase of property, plant and equipment of RMB9.1 million, and (3) the increase in pledged bank deposits related to construction work of RMB25.0 million for bills payable.

Recent Developments

The Company reviews the productivity and efficiency of the utilization of its resources for each of its existing farms on a regular basis. We have decided to dispose of farms with a total land area of 2,242 mu during the three-month period ended September 30, 2011. Up to September 30, 2012, we have transferred/returned a total land area of 1,543 mu. We are currently in the process of returning the remaining 699 mu of farm land to the landlords.

The Company’s transition report on Form 20-F for the three months ended June 30, 2012 was filed with the Securities and Exchange Commission (“SEC”) on November 23, 2012. The report can be accessed on the SEC’s website at www.sec.gov or the Investors section of the Company’s website at www.legaga.com.hk

Business Outlook for the Fiscal Year Ending June 30, 2013

The Company re-affirms its previous revenue guidance and estimates that its revenue for the fiscal year ending June 30, 2013 will be between RM600 million and RMB630 million, representing a year over year growth rate for the 12 months ending June 30, 2013 compared to the 12 months ended June 30, 2012 of approximately 15.5% to 21.3%. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Le Gaga First Quarter FY 2013 Earnings Release

November 28, 2012

Conference Call

The Company will host a conference call at 8:00 a.m. ET on November 28, 2012 (9:00 p.m. Hong Kong Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

•	+1 866 549 1292 (U.S. Toll Free)

•	+400 681 6949 (China Toll Free)

•	+852 3005 2050 (International)

•	Pass Code: 534242#

Please dial-in approximately 10 minutes in advance to facilitate an on-time start.

A replay will be available for two weeks after the call and may be accessed via:

•	+852 3005 2020

•	Passcode: 135415#

A live and archived webcast of the call, as well as a presentation with the Company’s financial results will be available on the Company’s website at www.legaga.com.hk/html/index.php.

About Le Gaga Holdings Limited (Nasdaq:GAGA)

Le Gaga is a leading greenhouse vegetable producer in China. The Company sells and markets greenhouse vegetables such as peppers, tomatoes, cucumbers and eggplants, as well as green leafy vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong. The Company has successfully built a trusted brand among its customers.

The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. Leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database, the Company specializes in producing and selling high-quality, off-season vegetables during the winter months.

Le Gaga First Quarter FY 2013 Earnings Release

November 28, 2012

Safe Harbor Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “will,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expect,” “intend” and “future” or similar expressions. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus, dated October 28, 2010, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to lease farmland or forestland; the legality or validity of the Company’s leases of agricultural land; risks associated with extreme weather conditions, natural disasters, crops diseases, pests and other natural conditions; fluctuations in market prices and demand for the Company’s products; risks attributable to our growth strategies, including increasing our greenhouse coverage, increasing our production scale, strengthening our sales, marketing and distribution efforts, focusing on high quality off-season products, improving our product mix, and expanding our research and development capability; risks of product contamination and product liability claims as well as negative publicity associated with food safety issues in China; risks of labor shortage and rising labor costs; the Company’s ability to comply with U.S. public accounting reporting requirements, including maintenance of an effective system of internal controls over financial reporting; and the Company’s susceptibility to adverse changes in political, economic and other policies of the Chinese government that could materially harm its business. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Further information regarding risks and uncertainties faced by the Company is included in its filings with the U.S. Securities and Exchange Commission, including its final prospectus, dated October 28, 2010.

Use of Non-IFRS measures

Adjusted cost of inventories sold is defined as cost of inventories sold before biological assets fair value adjustment. We are primarily engaged in agricultural activities of cultivating, processing and distributing vegetables and have therefore adopted International Accounting Standard 41 “Agriculture”, or IAS 41, in accounting for biological assets and agricultural produce. Unlike the historical cost accounting model, IAS 41 requires us to recognize in our income statements the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period. Cost of inventories sold determined under IAS 41 reflects the deemed cost of agricultural produce, which is based on their fair value (less costs to sell) at the point of harvest. Biological assets fair value adjustment is the difference between the deemed cost of the agricultural produce and the plantation expenditure we incurred to cultivate the produce to the point of harvest. Although an “adjusted” cost of inventories sold excluding these fair value adjustments is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding these fair value adjustments adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure. A reconciliation of adjusted cost of inventories sold to IFRS cost of inventories sold is set forth in Appendix IV.

Le Gaga First Quarter FY 2013 Earnings Release

November 28, 2012

Adjusted profit for the period represents profit for the period before the net impact of biological assets fair value adjustment and further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, offering expenses and impairment losses on property, plant and equipment and prepayments charged to the income statement. We believe that separate analysis of the net impact of the biological assets fair value adjustments, non-cash share-based compensation, offering expenses and impairment losses on property, plant and equipment and prepayments adds clarity to the constituent part of our results of operations and provides additional useful information for investors to assess the operating performance of our business. A reconciliation of adjusted profit for the period is set forth in Appendix V.

Adjusted EBITDA is defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude, as applicable, the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment, offering expenses and impairment losses on property, plant and equipment and prepayments charged to the income statement. We believe adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. You should use adjusted EBITDA as a supplemental analytical measure to, and in conjunction with, our IFRS financial data. In addition, we believe that adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. We use these non-IFRS financial measures for planning and forecasting and measuring results against the forecast. Using several measures to evaluate the business allows us and investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our shareholders. A reconciliation of the adjusted EBITDA to profit for the period is set forth in Appendix VI.

Contact Information

For further information, please contact:

PRChina
Jane Liu	Henry Chik
Tel: (852) 2522 1838	Tel: (852) 2522 1368
Email: jliu@prchina.com.hk	Email: hchik@prchina.com.hk

Appendix I

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Income Statements

For the three months ended September 30, 2011 and 2012

	Three Months Ended September 30,
	2011	2012
	RMB	RMB	US$
	(In thousands, except per share data)

Revenue	103,096	86,789	13,809
Cost of inventories sold	(92,958)	(78,671)	(12,518)
Changes in fair value less costs to sell related to
Crops harvested during the period	22,256	23,658	3,764
Growing crops on the farmland at the period end	97,195	112,939	17,970
Total changes in fair value less costs to sell of biological assets	119,451	136,597	21,734
Packing expenses	(5,459)	(6,419)	(1,021)
Land preparation costs	(11,209)	(16,889)	(2,687)
Other income	765	429	68
Research and development expenses	(1,812)	(1,865)	(297)
Selling and distribution expenses	(4,888)	(4,355)	(693)
Administrative expenses	(14,817)	(10,887)	(1,732)
Other expenses	(7,832)	(2)	—

Results from operating activities	84,337	104,727	16,663
Finance income	5,886	629	100
Finance costs	(2,668)	(3,832)	(610)

Net finance income/(costs)	3,218	(3,203)	(510)
Profit before taxation	87,555	101,524	16,153
Income tax expense	(257)	(129)	(21)

Profit for the period	87,298	101,395	16,132

Earnings per share (in cents)
Basic	3.81	4.44	0.71

Diluted	3.71	4.44	0.71

Weighted average number of shares outstanding:
Basic	2,293,683,622	2,281,194,241	2,281,194,241

Diluted	2,351,379,448	2,285,058,697	2,285,058,697

Earnings per ADS (in cents)
Basic	190.50	222.00	35.32

Diluted	185.50	222.00	35.32

Weighted average number of ADSs outstanding:
Basic	45,873,672	45,623,885	45,623,885

Diluted	47,027,589	45,701,174	45,701,174

Appendix II

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

As of June 30 and September 30, 2012

	June 30, 2012	September 30, 2012
	RMB	RMB	US$
	(In thousands)
Non-current assets
Property, plant and equipment	700,245	785,327	124,957
Construction in progress	68,627	33,382	5,312
Lease prepayments	1,256	1,245	198
Long-term deposits and prepayments	163,494	169,138	26,912
Biological assets	7,833	8,550	1,360
Deferred tax assets	1,943	1,820	290

Total non-current assets	943,398	999,462	159,029

Current assets
Biological assets	30,709	138,910	22,103
Inventories	16,427	23,752	3,779
Trade and other receivables	64,566	76,234	12,128
Pledged bank deposits	—	25,000	3,978
Cash	504,506	455,872	72,536

Total current assets	616,208	719,768	114,524

Total assets	1,559,606	1,719,230	273,553

Equity
Capital	692,833	682,320	108,567
Reserves	742,820	858,154	136,544

Total equity	1,435,653	1,540,474	245,111

Non-current liabilities
Bank loans	61,998	62,195	9,896

Current liabilities
Bank loans	24,307	44,353	7,057
Trade and other payables	31,111	65,670	10,449
Current taxation	6,537	6,538	1,040

Total current liabilities	61,955	116,561	18,546

Total liabilities	123,953	178,756	28,442

Total equity and liabilities	1,559,606	1,719,230	273,553

Appendix III

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flow

For the three months ended September 30, 2011 and 2012

	Three Months Ended September 30,
	2011	2012
	RMB	RMB	US$
	(In thousands)
Operating activities
Profit before taxation	87,555	101,524	16,153

Adjustments for:
Amortization of lease prepayments	23	14	2
Depreciation	16,210	19,701	3,135
Equity settled share-based transactions	7,147	2,969	472
Changes in fair value less costs to sell of biological assets	(119,451)	(136,597)	(21,735)
Interest income	(55)	(629)	(100)
Interest expense	2,668	3,017	480
Net loss on disposal of property, plant and equipment	1,354	1	—
Impairment losses:
- Property, plant and equipment	4,364	—	—
- Prepayments	2,052	—	—
Foreign exchange (gain)/loss	(4,571)	659	107

	(2,704)	(9,341)	(1,486)

Changes in current biological assets due to plantations	(37,855)	(47,727)	(7,594)
Changes in inventories, net of effect of harvested crops transferred to inventories	87,794	68,598	10,915
Decrease/(increase) in trade and other receivables	464	(11,676)	(1,858)
Decrease in long-term deposits and prepayments	993	2,460	391
Increase in trade and other payables	6,038	5,923	942

Cash generated from operations	54,730	8,237	1,310

Income tax paid	(2,356)	—	—

Net cash generated from operating activities	52,374	8,237	1,310

Appendix III

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flow

For the three months ended September 30, 2011 and 2012

	Three Months Ended September 30,
	2011	2012
	RMB	RMB	US$
	(In thousands)
Investing activities
Interest received	55	629	100
Plantations of non-current biological assets	(356)	(517)	(82)
Payment for the purchase of property, plant and equipment	(1,308)	(9,109)	(1,449)
Payment for construction in progress	(59,377)	(42,488)	(6,760)
Proceeds from disposal of property, plant and equipment	3,761	—	—
Increase in pledged bank deposits related to construction work	—	(25,000)	(3,978)

Net cash used in investing activities	(57,225)	(76,485)	(12,169)

Financing activities
Interest paid	—	(361)	(57)
Proceeds of bank loans	—	20,000	3,182
Proceeds from exericse of share options	519	—	—
Payment for repurchase of shares	—	(577)	(92)

Net cash generated from financing activities	519	19,062	3,033

Net decrease in cash	(4,332)	(49,186)	(7,826)

Cash at beginning of the period	551,491	504,506	80,274

Effect of foreign exchange rate changes	(6,708)	552	88

Cash at September 30	540,451	455,872	72,536

Appendix IV

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted cost of inventories sold to cost of inventories sold

For the three months ended September 30, 2011 and 2012

	Three Months Ended September 30,
	2011	2012
	RMB	RMB	US$
	(In thousands)
Cost of inventories sold	(92,958)	(78,671)	(12,518)
Less: biological assets fair value adjustment	51,231	43,964	6,995

Adjusted cost of inventories sold	(41,727)	(34,707)	(5,523)

Appendix V

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted profit for the period to profit for the period

For the three months ended September 30, 2011 and 2012

	Three Months Ended September 30,
	2011	2012
	RMB	RMB	US$
	(In thousands)
Profit for the period	87,298	101,395	16,132

Add:
Non-cash share-based compensation	7,147	2,969	472
Impairment losses from property, plant and equipment and prepayments	6,416	—	—
Net impact of biological assets fair value adjustment	(68,220)	(92,633)	(14,740)

Adjusted profit for the period	32,641	11,731	1,864

Appendix VI

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted EBITDA to profit for the period

For the three months ended September 30, 2011 and 2012

	Three Months Ended September 30,
	2011	2012
	RMB	RMB	US$
	(In thousands)
Profit for the period	87,298	101,395	16,132
Add:
Amortization of lease prepayments	23	14	2
Depreciation	16,210	19,701	3,135
Finance costs	2,668	3,832	610
Income tax expense	257	129	21
Non-cash share-based compensation	7,147	2,969	472
Impairment losses from property, plant and equipment and prepayments	6,416	—	—
Biological assets fair value adjustment included in cost of inventories sold	51,231	43,964	6,995
Less:
Finance income	(5,886)	(629)	(100)
Changes in fair value less costs to sell of biological assets	(119,451)	(136,597)	(21,735)

Adjusted EBITDA	45,913	34,778	5,532